Filed by Agrium Inc.

(Commission File No. 001-14460)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

CF Industries Holdings, Inc.

(Commission File No. 001-32597)

FINAL TRANSCRIPT

Feb 25, 2009 / 10:30AM, AGU - Agrium Proposes to Acquire CF Industries

Thomson StreetEvents	www.streetevents.com	Contact Us	2

© 2009 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb 25, 2009 / 10:30AM ET, AGU - Agrium Proposes to Acquire CF Industries

Richard Downey

Agrium Inc. - Senior Director IR

Mike Wilson

Agrium Inc. - President, CEO

Ron Wilkinson

Agrium Inc. - SVP and President - Wholesale

Bruce Waterman

Agrium Inc. - SVP Finance, CFO

C  O  N  F  E  R  E  N  C  E    C  A  L  L    P  A   R  T  I  C  I  P  A  N  T  S

Jacob Bout

CIBC World Markets - Analyst

Jeff Zekauskas

JPMorgan - Analyst

David Silver

UBS - Analyst

Paul D’Amico

TD Newcrest - Analyst

Anthony Pedinari

Citigroup - Analyst

Steve Byrne

Merrill Lynch - Analyst

Fai Lee

RBC Capital Markets - Analyst

Don Carson

UBS - Analyst

Richard Kelertas

Dundee Securities - Analyst

Brian MacArthur

UBS - Analyst

Mike Judd

Greenwich Consultants - Analyst

P  R  E  S  E  N  T  A  T  I  O  N

Operator

Good day, everyone, and welcome to today’s Agrium Inc., conference call. Following today’s remarks, we will conduct an electronic question-and-answer session. Instructions on how to pose your questions will be given at that time. As a reminder, this call is being recorded.

Now for opening remarks and introductions, I would like to turn the conference over to Mr. Richard Downey.

Richard Downey - Agrium Inc. - Senior Director IR

Good morning, everyone, and welcome to Agrium’s conference call pertaining to our [offer] (corrected by company after the call) to acquire CF Industries. On the phone with us today is Mr. Mike Wilson, President and CEO of Agrium. He is joined by our CFO, Mr. Bruce Waterman, and Ron Wilkinson, Senior VP of Wholesale, as well as other senior management.

Thomson StreetEvents	www.streetevents.com	Contact Us	3

© 2009 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb 25, 2009 / 10:30AM ET, AGU - Agrium Proposes to Acquire CF Industries

As you read our news release posted on our website and as you listen to this conference call, please recognize that both contain forward-looking statements within the meaning of the US federal securities laws or forward-looking information within the meaning of applicable Canadian securities legislation. All statements in the press release and oral statements in this call or other discussions, other than those relating to historical information or current conditions, are considered forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control and which could cause actual results to differ materially from such statements. These risks and uncertainties include those spelled out in the forward-looking statements section included in the news release and displayed in this slide package we will review with you this morning.

Please consider all forward-looking statements in light of those and other risks and uncertainties and do not place undue reliance on any forward-looking statements. I will now turn the call over to Mr. Mike Wilson.

Mike Wilson - Agrium Inc. - President, CEO

Good morning. I’d like to welcome everyone who is joining us on this call this morning and thank you for being able to meet with us and join with us on such short notice.

I am here today with Agrium’s Chief Financial Officer, Bruce Waterman; Ron Wilkinson, our President of Wholesale; and other members of our management team.

Earlier today we announced that we have submitted a proposal to the Board of Directors of CF Industries to acquire all outstanding shares of the company. During this call, we’ll take you through the specifics of our proposal, discuss the value we believe it will create for our stockholders of both companies, as well as for all other stakeholders; and then we will take your questions.

We believe it will be clear to everyone that our proposal provides significantly more value for CF Industries’ stockholders than its pending proposal to acquire Terra Industries or any other options. At the same time, it is extremely beneficial to Agrium stockholders, as the synergies of putting these two companies together will drive substantial accretion to both earnings and cash flow; and it’s an excellent fit within our long-term strategy and vision.

This morning’s presentation will be available in playback mode accompanied by PowerPoint slides that will be printed directly off of our webpage. This will allow you to review important information at your leisure.

Also, as a reminder, all amounts in our discussion are in US dollars.

I’ll now take a few minutes to provide an overview of our proposal. The proposed transaction would provide CF Industries’ stockholders with current value of $72 per share, a 52% premium over the closing price the day before CF’s unsolicited bid to acquire Terra on January 15, and a 30% premium to yesterday’s closing price, and a 42% premium to the 30-day volume weighted average.

The offer is 44% in cash and 56% in aggregate shares, which will allow CF Industries’ stockholders the opportunity to receive an immediate, substantial premium to the current market value, while providing a compelling opportunity for significant long-term value through the ownership of Agrium shares.

Agrium will fund the cash portion of the transaction with a combination of internal cash, available credit lines, and committed term financing. To be specific, our proposal is not subject to any financing conditions.

CF Industries is a company we have closely followed for some time, and we believe that there is tremendous strategic fit between our organizations. We held serious discussions with CF Industries regarding a combination in 2005, just prior to their IPO. The business logic was clearly apparent then, and it is even more today.

This is a unique opportunity to combine highly complementary assets to create a global leader in crop nutrient production and distribution with nearly $14 billion in revenue. Combining our world-class distribution networks, first-rate production capabilities, and knowledgeable and experienced employees will allow us to more efficiently and effectively serve the increasingly competitive global agribusiness industry.

The combination will create a further diversified portfolio of nutrient products which, coupled with our strong and growing base of retail and advanced technology businesses, is well positioned to navigate through the volatility of commodity cycles.

Thomson StreetEvents	www.streetevents.com	Contact Us	4

© 2009 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb 25, 2009 / 10:30AM ET, AGU - Agrium Proposes to Acquire CF Industries

We believe we have a core competency in acquisitions and have proven our ability to realize significant value through operational efficiencies and our ability to leverage value across the entire agricultural value chain.

Our offer allows CF stockholders to receive a substantial premium to the current share price, rather than CF paying a premium to acquire Terra.

Additionally, we are confident we can achieve approximately $150 million in annual synergies from this combination, substantially more than the $100 million that CF has estimated from its pending proposal to acquire Terra.

For those of you who have followed Agrium over the past five years, we have been clear that our focus is to cross the agricultural value chain from nutrient production and distribution through to providing a full range of crop inputs to growers through our leading agricultural retail business. And we’ve been very successful in completing and integrating acquisitions across the entire agricultural chain to support this growth strategy.

In the last five years, we have more than quadrupled our more stable retail business, taking it from around $80 million in annual EBITDA to $560 million last year. We accomplished this through acquisitions, successful integrations, and synergies. With the acquisition of Purcell and NuGro and an investment in Hanfeng, we’ve leveraged our strength in controlled-release nutrient technology into a newly created business unit, Agrium Advanced Technologies.

Our Wholesale business has expanded through our potash expansions, investment in low-cost nitrogen production in Egypt, and our expansion into European distribution.

A combination with CF Industries would continue our growth across the value chain. Given the significant ownership stake that CF stockholders will have in the much larger combined Company, CF stockholders will benefit from greater leverage to our diverse nutrient product offering, including our current 2 million ton potash capacity and future expansion potential.

They would also benefit from the stability of Agrium’s Retail and Advanced Technologies businesses, both of which we intend to continue growing aggressively.

Our strategy has always been to continue to build on our base business, to provide stability when there’s a downturn in the commodity cycle. As you can see from this slide, we’ve clearly accomplished that. The addition of CF’s wholesale business will provide additional leverage to Wholesale earnings and cash flow.

Clearly, transactions such as this must drive value. Excellence in execution of this strategy is critical. In 2006, we achieved 50% higher synergies than originally announced from our acquisition of Royster Clark, and we realized them more quickly than anticipated. In fact, we doubled EBITDA from Royster’s retail operations within two years, primarily as a result of synergies captured.

We are ahead of schedule in delivering synergies from the UAP acquisition and expect to achieve more than the announced $115 million in annual synergies in 2010 and beyond.

Today, Agrium is a leader in North America and growing globally across the agricultural value chain in key markets throughout the world.

Looking at the geographic and operational fit shows two organizations that are highly complementary. CF Industries’ extensive storage and distribution network throughout the Eastern region of the U.S. corn-growing region, coupled with our distribution network, primarily concentrated in the Western corn belt, would provide significant efficiencies. CF owns more than 41 storage and distribution facilities across the US, with a total storage capacity in excess of 1.8 million tons. Their access to a main gateway for North American fertilizer imports and exports in New Orleans will assist in further globalizing the combined businesses.

Additionally, CF Industries’ 50% investment in Keytrade would complement our growing global distribution business, including our recent acquisition of a 70% stake in European distribution through Common Market Fertilizers.

The combined entity will be able to more efficiently distribute nutrients to our customers, further enhancing the reliability of supply in this time-sensitive business.

Thomson StreetEvents	www.streetevents.com	Contact Us	5

© 2009 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb 25, 2009 / 10:30AM ET, AGU - Agrium Proposes to Acquire CF Industries

CF Industries’ product mix also complements our own very well, bringing a more balanced mix of products across a broader geographic region, particularly improving balance in Agrium’s nutrient mix through increased phosphate and UAN capacity, and to CF Industries through Agrium’s current potash production and expansion capabilities.

The combination would also create a world leader in global nitrogen business, with more than 6.4 million nutrient tons of annual production capacity or over 12 million product tons.

In addition to increased scale, Agrium’s low-cost urea production in Argentina and our recent investment in one of the world’s lowest cost nitrogen production plants in Egypt, coupled with our larger Western Canadian nitrogen production, would provide a more balanced nitrogen portfolio.

As many of you are aware, the relative costs of North American nitrogen production have become increasingly attractive over the past few years. The spread between the cost to serve the North American market has widened substantially, as domestic natural gas prices have moderated relative to other parts of the world. So this is a business with a very different and more favorable operating environment than even just a few years ago.

Looking at phosphate, a combined Agrium/CF would immediately become an international supplier and a stronger player, expanding its geographic reach across North America. CF Industries would provide further diversity in product offering by tripling Agrium’s current phosphate capacity to almost 1.7 million nutrient tons or over 3 million product tons.

CF’s world-class phosphate facility and associated rock mine in Florida is well positioned from a production cost perspective within the US and globally. It complements Agrium’s current position in the Pacific Northwest and Western Canada, where these facilities benefit from a premium phosphate price region, reflecting the significant transport costs to reach these regions.

We expect to realize substantial operating synergies from the combination, well in excess of those contemplated in CF Industries’ proposal to acquire Terra. Based on public information, we anticipate annual synergies of approximately $150 million to be phased in over three years.

Key areas of focus will include SG&A reductions; procurement of plant materials; equipment and logistics services; and efficiencies in sales, marketing, and distribution. We expect the combination to be accretive to both earnings and cash flow in 2010 and highly accretive in subsequent years.

These synergy targets are tangible and highly achievable. We’ve done a very thorough analysis. We know where we need to go and are confident that we can get there.

The combined Company and its stockholders will also benefit from a much larger, diversified leader in the crop nutrients industry. Together, the companies would form the fourth largest publicly traded crop input provider, with significantly larger trading liquidity, and would be well positioned for future growth.

As indicated in our letter to CF Industries’ Board, our proposal is not subject to a financing condition. We have sufficient internal cash resources and committed financing underwritten by Royal Bank of Canada and the Bank of Nova Scotia to fund the cash portion of the proposed transaction.

On a pro forma basis, we’d continue to enjoy a healthy balance sheet. Total debt to capital would only be 35%. The combined business — we have a strong cash flow profile, providing flexibility as we move forward to fund additional growth opportunities.

We have fully briefed the rating agencies; and while they have not provided confirmation of our current rating, based on the attractive pro forma credit metrics and strong cash flows we expect to maintain our current BBB or BAA2 ratings.

Obviously, we are excited about the potential of this proposal as it provides significant value to both CF and Agrium shareholders. For CF Industries, we believe our cash and stock proposal represents full and fair value for CF stockholders and is significantly more attractive than CF’s offer to acquire Terra.

We believe this acquisition benefits both Agrium and CF by creating a stronger global player that can more effectively compete on the world stage.

Thomson StreetEvents	www.streetevents.com	Contact Us	6

© 2009 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb 25, 2009 / 10:30AM ET, AGU - Agrium Proposes to Acquire CF Industries

Under our offer, CF stockholders will own 24% of a much larger combined Agrium. Accordingly, our proposed transaction presents CF stockholders with a unique opportunity for future value creation through ownership of a significant stake in a strong combined entity with increased leverage to a wider range of products, while providing liquidity through $31.70 per share in cash.

We have the highest regard for CF Industries and its employees, and believe that our companies exhibit complementary strengths both geographically, in terms of our product mix, and also share highly compatible cultures and operating philosophies.

For Agrium, we will create a global leader in nutrient manufacturing and distribution, with the broadest product offering in the industry and nearly $14 billion in revenue. We greatly enhance our existing portfolio and create a premier global franchise across the entire agricultural value chain.

In addition to creating a global leader in nitrogen production, we would also become a major player in the phosphate industry. We will not diminish our ability to continue to build on our position as the leading North American agricultural retailer, further expand our potash capacity and Advanced Technologies businesses, or pursue other strategic alternatives.

Given our track record of successful integrations, we expect to realize substantial operating synergies from the combination, well in excess of those contemplated in CF’s proposal to acquire Terra. And we expect the transaction to be accretive to both earnings and cash flow in 2010 and substantially accretive thereafter, creating significant upside potential in the value of our common equity.

In closing, we have a proven track record of effective execution, and we’ve shown that we can extract value from acquired assets. Our unique strategy within our industry enables us to continue to grow economically and benefit across the value chain through our Wholesale, Retail, and Advanced Technology business units.

The acquisition of CF Industries puts us in a strong position to capitalize on the strength of the US and global agricultural markets. And we believe we will succeed in extracting that value for the benefit of the stockholders of both CF Industries and Agrium.

We will look forward to sitting down with the CF Board and finalizing a mutually beneficial transaction as quickly as possible. Thank you very much, and we’ll now take your questions.

Q  U  E  S  T  I  O  N    A  N  D    A  N  S  W  E  R

Operator

(Operator Instructions) Jacob Bout, CIBC World Markets.

Jacob Bout - CIBC World Markets - Analyst

Question on the $150 million in synergies. If you were to put that into three buckets for distribution, retail, and wholesale, how would that play out?

Mike Wilson - Agrium Inc. - President, CEO

Ron? Ron Wilkinson, I will get him to respond to that.

Ron Wilkinson - Agrium Inc. - SVP and President - Wholesale

Hi, Jacob. I guess I would put it in three different buckets; and let me run through my buckets, and then we can talk further if you have more questions.

Thomson StreetEvents	www.streetevents.com	Contact Us	7

© 2009 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb 25, 2009 / 10:30AM ET, AGU - Agrium Proposes to Acquire CF Industries

The first bucket is really SG&A. It is, I will say, a pretty big one in terms of all you need to do is look at their annual statements and look at the SG&A; and we believe we can save a considerable amount of that through the combination of the two companies.

The second bucket is the procurement of plant materials and equipment, and then logistics services. Just through size and scale we believe that there is opportunities there.

The third bucket is really what I will call sales, marketing, and distribution. Within that is I will say the linkage to our PFR business and obviously our Retail business. There is obviously some overlap on distribution, whether it be savings.

And then their market approach and ours differ a little bit, where we go to, I will say, a multilevel approach, where CF tends to sell to some, I will say, bigger players out there. By taking our model there, we believe there are some, I will say, cost savings on our part to get it to market.

Jacob Bout - CIBC World Markets - Analyst

Okay. So if you were to break that down then on a percentage base, where would SG&A and sales/marketing come in of that $150 million?

Ron Wilkinson - Agrium Inc. - SVP and President - Wholesale

I would say that SG&A and sales and marketing and distribution are the bigger pieces of the $150 million, with the procurement side being lesser.

Jacob Bout - CIBC World Markets - Analyst

Okay. Then can we expect to see any shutdowns here as a result of this? Specifically with the phosphate rock at Hardee, and then if I compare that to what you have at Kapuskasing, will there be any type of rationalization of it?

Ron Wilkinson - Agrium Inc. - SVP and President - Wholesale

Right now, Jacob, we don’t see any. We believe the assets are very complementary. In the given scenario, Kapuskasing is still very viable, today. We’ve talked about the mine life of Kapuskasing being approximately 2014. At that point, (technical difficulty) see if there were options to bring rock in from Florida.

Jacob Bout - CIBC World Markets - Analyst

And then what are your thoughts on regulatory hurdles?

Mike Wilson - Agrium Inc. - President, CEO

We are not anticipating any regulatory hurdles. If you look at CF’s assets and Agrium’s assets, they are more complementary than anything. And so we feel we are in very good shape.

Jacob Bout - CIBC World Markets - Analyst

Okay, thank you.

Operator

Jeff Zekauskas, JPMorgan.

Thomson StreetEvents	www.streetevents.com	Contact Us	8

© 2009 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb 25, 2009 / 10:30AM ET, AGU - Agrium Proposes to Acquire CF Industries

Jeff Zekauskas - JPMorgan - Analyst

Good morning. Just two quick questions. The first is a question of clarification. It says CF shareholders to elect cash or shares subject to proration. Does that mean that each CF shareholder would get at most $31.70 in cash, and they could take more in stock if they wished?

Mike Wilson - Agrium Inc. - President, CEO

Bruce, do you want to comment on that?

Bruce Waterman - Agrium Inc. - SVP Finance, CFO

Well, my understanding is the way the offer would go out is people could actually elect in shares or cash. If everybody, for example, elected to take shares, then they would get one share and a little over $31 in cash. Similarly, if they elected cash.

If the proportions worked out correctly and the right percentage of shareholders wanted cash and the right percentage wanted shares, then everybody would get what they want, but it just depends on what the preference is. But they could elect to take all shares or all cash. And if that was the way it worked out that we could accommodate that, we would do that, within the context of our overall offer.

Mike Wilson - Agrium Inc. - President, CEO

So we will prorate based on the election of the CF shareholders.

Jeff Zekauskas - JPMorgan - Analyst

I’m sorry, if I can just pursue, so does that mean at most they would get — each shareholder would get $31.70 in cash? Or could you actually get more?

Mike Wilson - Agrium Inc. - President, CEO

You could —

Bruce Waterman - Agrium Inc. - SVP Finance, CFO

If the shareholders — if 56% of the shareholders said they wanted equity and 44% said they wanted cash, then the 44% get all cash and the 56% would get all equity.

Jeff Zekauskas - JPMorgan - Analyst

Right, okay. That clarifies that.

Secondly, so Agrium didn’t seem to have an interest in making a bid for Terra; but CF is a more attractive candidate for you. Can you explain the dynamics of that, why CF is more interesting than Terra?

Mike Wilson - Agrium Inc. - President, CEO

CF is more complementary from our distribution point of view. CF gives us triple our phosphate capacity. CF gives us our triples our UAN capacity. CF gives us more of a global perspective with Keytrade and our Common Market Fertilizer acquisition. So there is a lot of reasons why we are interested in CF.

Thomson StreetEvents	www.streetevents.com	Contact Us	9

© 2009 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb 25, 2009 / 10:30AM ET, AGU - Agrium Proposes to Acquire CF Industries

Jeff Zekauskas - JPMorgan - Analyst

Okay, thank you very much.

Operator

David Silver, UBS.

David Silver - UBS - Analyst

Yes, hi. Good morning. I wanted to, I guess, explore maybe some of the international opportunities of the tie-up. In particular, I was thinking about Latin America. I was wondering, Mike, if you viewed CF’s interest in establishing nitrogen production and sales in Peru as something that is attractive to you in terms of building on your production and your Retail distribution assets in Argentina.

And then just separately, are there any other synergies or tie-ups maybe with Keytrade and Common Market that you could comment on?

Mike Wilson - Agrium Inc. - President, CEO

On the latter part, we do see significant tie-up with Keytrade and Common Market. And it’s early; we haven’t seen the details of the Peruvian opportunity, but we always look at it. Ron, do you want to add anything?

Ron Wilkinson - Agrium Inc. - SVP and President - Wholesale

Hi, David. With respect to Peru, obviously CF has been working a project there and have been negotiating on a gas contract. We would need to get in and look at the economics; but it certainly fits with our strategy of establishing nitrogen production in low-cost natural gas jurisdictions.

In terms of synergies with, I will say, our Argentina joint venture in Retail, we haven’t looked at that with respect to Peru. One of the things that CF has is phosphate exports and I understand they do export in South America, so there may be some opportunities there.

And as Mike mentioned with CMF and Keytrade, obviously there is likely some opportunity there, but it is early days. And we would need to really understand more about Keytrade and where the overlaps might be.

Mike Wilson - Agrium Inc. - President, CEO

As you know, David, we are very disciplined when it comes to investing. So if they are good projects, we will look at them, but they have to be compelling.

David Silver - UBS - Analyst

Thanks very much.

Operator

Paul D’Amico, TD Newcrest.

Paul D’Amico - TD Newcrest - Analyst

Good morning, Mike. A few quick ones. On the regulatory issues side I know you have mentioned that you didn’t expect any capacity cuts. Is there any expected divestment requirements?

Thomson StreetEvents	www.streetevents.com	Contact Us	10

© 2009 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb 25, 2009 / 10:30AM ET GMT, AGU - Agrium Proposes to Acquire CF Industries

Mike Wilson - Agrium Inc. - President, CEO

At this point, we certainly aren’t expecting any. As I said, if you look at CF’s assets and our assets, they are more complementary than overlapping. So we feel we are in pretty good shape, Paul.

Paul D’Amico - TD Newcrest - Analyst

Okay, so in terms of a go-forward or pro forma we are talking additive at this point, then?

Mike Wilson - Agrium Inc. - President, CEO

That’s correct.

Paul D’Amico - TD Newcrest - Analyst

Okay. Getting a bit of background, Mike, on the negotiations that happened prior to CF’s IPO in 2005, what — if you could, if there was one or two issues aside from price or negotiated price, what issues probably stopped that from going forward then that are different now?

Is it a level of conviction on the go-forward, or is there something else?

Mike Wilson - Agrium Inc. - President, CEO

No, there is no real change. We have always been looking at CF. We always feel it is attractive for us to come together. CF’s shareholders at the time elected to take a different path.

Paul D’Amico - TD Newcrest - Analyst

Okay. Last question, Mike, this might be a little hard to answer; but in terms of the conditions being CF’s termination of the bid for Terra, if CF’s bid for Terra goes through, does this — I know it makes this proposal null and void, but does it actually change your interest level or does it actually eliminate it?

Mike Wilson - Agrium Inc. - President, CEO

Well, we have said we are interested in CF; so I guess it is hard to respond to some hypothetical case. CF is the one that we feel works strategically, is compelling for us, and today we think CF is the move.

Paul D’Amico - TD Newcrest - Analyst

Okay, appreciate that. Thanks, Mike.

Operator

P.J. Juvekar, Citi.

Anthony Pedinari - Citigroup - Analyst

Hi, this is actually Anthony Pedinari filling in for P.J.

Thomson StreetEvents	www.streetevents.com	Contact Us	11

© 2009 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb 25, 2009 / 10:30AM ET GMT, AGU - Agrium Proposes to Acquire CF Industries

Mike Wilson - Agrium Inc. - President, CEO

Well, then, good morning, Anthony.

Anthony Pedinari - Citigroup - Analyst

Good morning. In the past, you have said that your Retail operations purchase around, I think, a quarter of their nutrients from your Wholesale operations. Roughly, what would you expect this percentage to move to after the acquisition?

Mike Wilson - Agrium Inc. - President, CEO

As I have said in the past, our Retail make their own decisions. They purchase at market price. So Retail will be making that call.

I still expect Retail to purchase from a wide variety of suppliers. I would be surprised, certainly be surprised, if it went up more than half. I think it would stay well below half and likely perhaps well below a third.

Anthony Pedinari - Citigroup - Analyst

Okay, okay. Can you give us a little more color on the $150 million synergy target? Specifically, when you say phased-in do you expect those benefits to be significantly back-end loaded, or —?

Ron Wilkinson - Agrium Inc. - SVP and President - Wholesale

Anthony, it’s Ron Wilkinson. Yes, they will be back-end loaded. We would get, I will say, a small portion in the first year. By the second year we are getting the majority of them; and then by the third year they should be fully realized. So it is really by the end of the second year we would have the majority. But it usually takes into the third year, although we have managed to accelerate that in a number of acquisitions. But by the end of the second year, we are usually in pretty good shape.

Anthony Pedinari - Citigroup - Analyst

Okay, thank you.

Operator

Steve Byrne, Merrill Lynch.

Steve Byrne - Merrill Lynch - Analyst

Hi, good morning. You know, Mike, you mentioned CF having a strong presence in the Eastern cornbelt; and you have quite a few terminals on the rivers in Illinois. You’ve got on the Ohio River, Illinois, Mississippi. Do you source that nitrogen from Alberta for those terminals, in the majority case? And would it make sense, if this merger were to go through, to source that from Donaldsonville?

Ron Wilkinson - Agrium Inc. - SVP and President - Wholesale

Hi, Steve. It’s Ron. We do not source the ammonia for those terminals from Alberta today. That is part of our purchased resale business. And yes, should this transaction close, that is one of the obvious opportunities we have is to supply those terminals from CF production.

Mike Wilson - Agrium Inc. - President, CEO

Yes, as you would expect, Steve, there is a lot of transportation savings as we are sort of shipping past each other.

Thomson StreetEvents	www.streetevents.com	Contact Us	12

© 2009 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb 25, 2009 / 10:30AM ET GMT, AGU - Agrium Proposes to Acquire CF Industries

Steve Byrne - Merrill Lynch - Analyst

Would you be able to make better use of CF’s access to the Valero Pipeline and fulfill some of your terminal requirements?

Ron Wilkinson - Agrium Inc. - SVP and President - Wholesale

Well, our terminals in the East are not on the pipeline. But it would give us access to both the Eastern and Western pipelines. They are connected, so there is a good opportunity there again.

Steve Byrne - Merrill Lynch - Analyst

Then just one last one. In Alberta, you have several facilities and then you could be picking up the Medicine Hat plant here from CF. Does the Medicine Hat facility compete directly with you in that area, or do they move that product preferentially down into the Northern Plains?

Ron Wilkinson - Agrium Inc. - SVP and President - Wholesale

Well, CF or the Medicine Hat facility is a joint venture between CF and Viterra; and product flows both to the US and Canada from that facility.

Steve Byrne - Merrill Lynch - Analyst

You wouldn’t expect any antitrust issues in Alberta?

Ron Wilkinson - Agrium Inc. - SVP and President - Wholesale

We don’t believe we will see antitrust issues in Alberta.

Steve Byrne - Merrill Lynch - Analyst

Thank you.

Operator

Fai Lee, RBC Capital Markets.

Fai Lee - RBC Capital Markets - Analyst

Good morning, Mike. Just want to clarify a couple things. First, on the synergies. When you say year one, are you talking like 2009, or 12-month periods?

Mike Wilson - Agrium Inc. - President, CEO

We are typically talking a 12-month period. We don’t know when this is going to close, so it is hard to commit on ‘09. Hopefully it closes sooner rather than later. So you are typically looking the first 12 months to get in and work with the CF team—understand where their value is.

When we make integrations again, as you know, we pick the best people for the job. I think UAP is a classic example of that where a large number of the UAP management team are reporting directly to Richard Gearheard. In fact, our Retail head office is in Greeley, which was the UAP headquarters.

Thomson StreetEvents	www.streetevents.com	Contact Us	13

© 2009 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb 25, 2009 / 10:30AM ET GMT, AGU - Agrium Proposes to Acquire CF Industries

So we need to get in that first year, but we will move decisively and make the hard decisions, and then you will start reaping the benefits anywhere from eight to 20 months later from closing of the deal.

Fai Lee - RBC Capital Markets - Analyst

Okay. In terms of the forecast accretion to earnings and cash flow, and you have mentioned, I think significant accretion past 2010 — accretion starting in 2010. Is that basically factoring in just synergies alone? Or have you factored in anything with respect to potentially a change in market approach? Have you tried to estimate some sort of benefit of changing this strategy, adopting maybe the Agrium strategy?

Mike Wilson - Agrium Inc. - President, CEO

Well, we obviously will shift towards the Agrium approach when it comes to strategy. But we have factored in the synergies, we have factored in our approach to marketing. So we have included both.

Fai Lee - RBC Capital Markets - Analyst

Okay, thank you.

Operator

Don Carson, UBS.

Don Carson - UBS - Analyst

Good morning. My question on strategy and what this does to your mix. I mean Agrium has been pretty successful in moving away from nitrogen and having a more balanced portfolio. You are down by our numbers about 17% of earnings or less than 20% of earnings coming from nitrogen. This pro forma would almost double that.

So I’m just wondering. Does that go against your former strategy? Are you — as you outlined in slide 14, you just now think that nitrogen is more attractive than it used to be?

I guess that also gets to the multiple. You are basically offering what Agrium itself was trading at, yet you have got a much lower nitrogen component. So if you could just hear your thoughts on business mix.

Mike Wilson - Agrium Inc. - President, CEO

Well, first of all, it is strategically very sound. It does not go against our strategy.

Our strategy has been to invest across that entire ag input value chain. We have invested significantly in Retail. As I stated publicly many times, you’re going to see our Retail business over the next five years get to at least $1 billion in EBITDA.

You’re going to see Advanced Technologies continue to grow. And then on the nutrient side, I have been in commodities all my life. You build nutrients at certain points, and you countercyclically invest at other points. And this is the right time for us to be buying those nitrogen assets.

Don’t forget we get significant UAN capacity, and we get significant phosphate capacity. So the strategy has not changed.

Then if you look at the multiple, post-synergies we think this is a very attractive multiple.

Thomson StreetEvents	www.streetevents.com	Contact Us	14

© 2009 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb 25, 2009 / 10:30AM ET GMT, AGU - Agrium Proposes to Acquire CF Industries

Don Carson - UBS - Analyst

Do you have any longer-term mix objectives? How big do you want to nitrogen to be, say, relative to Retail or P&K?

Mike Wilson - Agrium Inc. - President, CEO

No, I think if you set long-term objectives, you minimize shareholder value, or at least you don’t optimize it. When you’re moving in commodities you’ve got to be ready to move countercyclic. And in retail, it’s when the deals are available.

If you look at the strategy, Don, what it really is, is to continue to strengthen the base. As I said, Retail was — what — $80 million EBITDA; Advanced Technologies didn’t exist three years ago. We now have the two of them north of $600 million, and the two of them are going to be well north of $1 billion.

And off that stable base you’re going to see us move on potash expansions. We are very, very seriously looking at our potash expansion. You’re going to see us continue to look at opportunities in nitrogen and phosphate when we can get them at the right, appropriate price.

One of the things in this deal which is very attractive to us is we keep a very strong balance sheet, and that is important to us. So we will have continued opportunity for growth.

Don Carson - UBS - Analyst

All right. Thank you.

Operator

Richard Kelertas, Dundee Securities.

Richard Kelertas - Dundee Securities - Analyst

Good morning, everybody. Congratulations. Just if we could talk about the financing details, if you do have any. You have indicated that you have committed financing from Royal Bank and Scotia. Now as I look at it, you had within Agrium some credit facilities of about $775 million; about $500 million I think has been drawn approximately.

Could you break down for us maybe some of the terms, if you have them, or you can share them with us? Just indicate if term versus the short term, I know you’re using some internal cash. Could you break that down for us?

Bruce Waterman - Agrium Inc. - SVP Finance, CFO

Sure. Maybe I will just talk a little bit about the facilities. It’s Bruce Waterman here. We have $1.4 billion in committed financing. $0.5 billion of that is three-year term. Some of it is amortizable, about 15% in the first and second year, and then the remaining 70% in year three.

We also have $500 million in a two-year bridge facility which — and actually we can extend $100 million of that past the two-year if we need to, for another six months.

Then we also, just really more as a cushion, we have another $400 million if we need it that we can draw on; and that would be a year, although we don’t really anticipate we should need that.

One of our objectives was to maintain very strong liquidity in this kind of market. Agrium is not going to take any significant refinancing or liquidity risk.

So if we close this transaction, if we closed it tomorrow, we would be within our ratios. We would be at a comfortable level from a liquidity point of view. Would be obviously cautious in terms of spending money, but would have the capacity, as Mike said, to continue to grow.

Thomson StreetEvents	www.streetevents.com	Contact Us	15

© 2009 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb 25, 2009 / 10:30AM ET GMT, AGU - Agrium Proposes to Acquire CF Industries

Richard Kelertas - Dundee Securities - Analyst

Could you give us the rate on the three-year term and the two-year bridge?

Bruce Waterman - Agrium Inc. - SVP Finance, CFO

It’s market rate.

Richard Kelertas - Dundee Securities - Analyst

Market rate? Okay.

Bruce Waterman - Agrium Inc. - SVP Finance, CFO

Yes, for an investment-grade company. So it’s a little more expensive than it was a while ago, but still very attractive.

Richard Kelertas - Dundee Securities - Analyst

The two-year bridge facility, that is in terms of past that point. So the terms are you have to repay that within two years? Or can you refinance it with them? Are they committed to a refinancing of that bridge?

Bruce Waterman - Agrium Inc. - SVP Finance, CFO

Well, as I mentioned, we can extend $100 million of that out another six months. Our anticipation is we will have enough financial resources to actually pay that off within the two years. But if we need to refinance it, we wanted to make sure we have lots of time to do that.

Depending on when you close, if you have got two years or even a little more, you’ve got quite a comfortable period to go to the bond market.

Richard Kelertas - Dundee Securities - Analyst

Okay. You’re not using any internal credit lines then, that are existing right now, to do any of this financing? Except — or you’re using cash instead, right?

Bruce Waterman - Agrium Inc. - SVP Finance, CFO

Well we have the capacity, obviously, to use cash. But we have our credit lines and we are keeping those substantially undrawn from a financing point of view. So that’s right, we don’t really need to really use our credit lines.

Richard Kelertas - Dundee Securities - Analyst

Okay, great. Just, Mr. Wilson, if you could let us know, what is your target? Would you like to see this thing close — I know, sooner rather than later. But what is your expectation? 90 days, 120 days?

Mike Wilson - Agrium Inc. - President, CEO

Well, my expectation is that we would enter into discussion with CF’s Board in a fairly rapid fashion and then subject to regulatory approval close it as quick as possible. I would love to see it close within 90 days.

Thomson StreetEvents	www.streetevents.com	Contact Us	16

© 2009 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb 25, 2009 / 10:30AM ET GMT, AGU - Agrium Proposes to Acquire CF Industries

Richard Kelertas - Dundee Securities - Analyst

Okay, great. Thanks very much.

Operator

Brian MacArthur, UBS.

Brian MacArthur - UBS - Analyst

Good morning. Just a couple of questions. First of all, just given where the working capital is and everything, do you think there is cash within CF that you can use to finance this deal as well? Given their cash balances and where the working capital sits now?

Mike Wilson - Agrium Inc. - President, CEO

I was going to say it is certainly a resource for us, and we will use it whatever way is appropriate. Bruce, I don’t know whether you can add?

Bruce Waterman - Agrium Inc. - SVP Finance, CFO

Yes, Brian, it’s Bruce here. From a cash point of view, we don’t need cash from CF to close this deal, obviously. We have the resources to do that. But they have quite a cash balance, which obviously on closing gives us a very strong liquidity position.

Brian MacArthur - UBS - Analyst

Right, okay. That is what I was asking.

The second question, is there any — you didn’t talk about any tax synergies in this deal. It doesn’t sound like you have factored any in.

Mike Wilson - Agrium Inc. - President, CEO

You know, from my view, if there’s tax synergies that is just upside. So we are always looking at what is the most efficient tax way to do structured deals, but that is usually upside when we look at deals.

Brian MacArthur - UBS - Analyst

Okay, great. Thank you very much.

Operator

Mike Judd, Greenwich Consultants.

Mike Judd - Greenwich Consultants - Analyst

Yes, thanks for taking my question. As you went through the financing and the bridge loan and the other commitments from the banks, I think sort of an obvious question here is, would you need to change anything in terms of the financing as it relates to, let’s say, perhaps as you are negotiating with CF, maybe they would want to have a greater proportion of the offer being cash versus Agrium stock?

Thomson StreetEvents	www.streetevents.com	Contact Us	17

© 2009 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb 25, 2009 / 10:30AM ET GMT, AGU - Agrium Proposes to Acquire CF Industries

I guess what I’m really trying to understand with this question is really just from a financing perspective. Would you — assuming you wanted 50-50 or something like that, would you have to redo the financing that you have now? Or what changes would be envisioned under, let’s say, that scenario?

Mike Wilson - Agrium Inc. - President, CEO

Well, the first thing is, we expect that they are going to want a greater portion of Agrium shares because they want to share in the upside. It is hard to speculate on what the response is going to be, so I’m not sure how to answer that until we hear from them.

Mike Judd - Greenwich Consultants - Analyst

Okay. But let’s just take a hypothetical situation. Say they wanted 60% cash and 40% Agrium shares. Would there be a need for you to do any additional financing with your banks?

Mike Wilson - Agrium Inc. - President, CEO

Bruce, you might want to comment.

Bruce Waterman - Agrium Inc. - SVP Finance, CFO

Well, we have committed financing for that $1.4 billion; and we don’t anticipate that we would need anything more than that. So no, I don’t think we would need to negotiate anything different. Obviously, you get into discussions, we will see how those turn out; but it is committed.

Mike Judd - Greenwich Consultants - Analyst

So even if it was 100% cash, basically you wouldn’t need to basically do anything different in terms of financing?

Mike Wilson - Agrium Inc. - President, CEO

Well, if it’s 100% cash we would have to, obviously, revisit it. But like as I said, I don’t expect 100% cash. I expect they’re going to want our shares.

Mike Judd - Greenwich Consultants - Analyst

Okay, thanks for the help. Appreciate it.

Ron Wilkinson - Agrium Inc. - SVP and President - Wholesale

Yes, and we are certainly not going to do anything that would compromise our liquidity.

Mike Wilson - Agrium Inc. - President, CEO

Yes, we are conservative when it comes to financing.

Richard Downey - Agrium Inc. - Senior Director IR

Thank you very much, everyone.

Thomson StreetEvents	www.streetevents.com	Contact Us	18

© 2009 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb 25, 2009 / 10:30AM ET GMT, AGU - Agrium Proposes to Acquire CF Industries

Operator

Ladies and gentlemen, this does conclude today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.

D  I  S  C  L  A  I  M  E  R

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies mayindicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2005, Thomson StreetEvents All Rights Reserved.

IMPORTANT INFORMATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a business combination transaction with CF proposed by Agrium, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Agrium would file with the SEC regarding the proposed transaction if such a negotiated transaction with CF is reached or for any other document which Agrium may file with the SEC and send to Agrium or CF stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Such documents would be available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc., 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8.

Agrium and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated March 17, 2008 relating to the annual general meeting of its shareholders held on May 7, 2008. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement or tender offer statement filed in connection with the proposed transaction.

All information in this communication concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

FORWARD LOOKING STATEMENTS

Certain statements and other information included in this communication constitute “forward-looking statements” within the meaning of the U.S. federal securities laws or “forward-looking information” within the meaning of

Thomson StreetEvents	www.streetevents.com	Contact Us	19

© 2009 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Feb 25, 2009 / 10:30AM ET GMT, AGU - Agrium Proposes to Acquire CF Industries

applicable Canadian securities legislation (together, “forward-looking statements”). All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this communication as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

Thomson StreetEvents	www.streetevents.com	Contact Us	20

© 2009 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.